UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KANBAY INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

48369P 20 7

(Cusip Number)

Isabelle Roux-Chenu

Group General Counsel

Cap Gemini SA

11, rue de Tilsitt

75017 Paris

France

Tel. No.: 011 33 1 47 54 50 14

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

November 21, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48369P 20 7	Page 2 of 14 pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cap Gemini SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,978,723
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,978,723
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,978,723 (1)
12		CHECK IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No. 48369P 20 7	Page 3 of 14 pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Capgemini North America, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,978,723
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,978,723
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,978,723 (1)
12		CHECK IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)     5,382,659 shares of common stock, par value $0.001 per share, of Kanbay International, Inc., a corporation organized under the laws of the State of Delaware (“Kanbay”), and 596,064 warrants to purchase Kanbay’s shares covered by this Schedule 13D were purchased by Capgemini North America, Inc., a corporation organized under the laws of the State of Delaware (“Capgemini NA”), upon the terms and subject to the conditions of certain Share Purchase Agreements described more fully elsewhere in this Schedule 13D.

(2)	After giving effect to the exercise in full of the warrants.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the “Shares”), of Kanbay International, Inc., a corporation organized under the laws of the State of Delaware (“Kanbay”). The principal executive office of Kanbay is located at 6400 Shafer Court, Suite 100, Rosemont, Illinois 60018.

Item 2. Identity and Background.

The names of the persons filing this statement are Cap Gemini SA, a société anonyme organized under the laws of France (“Cap Gemini”) and Capgemini North America, Inc., a corporation organized under the laws of the State of Delaware and a wholly-owned subsidiary of Cap Gemini (“Capgemini NA” and, together with Cap Gemini, the “Capgemini Entities”). The address of the principal business and the principal office of Cap Gemini is Place de l’Etoile, 11 rue de Tilsitt, 75017 Paris, France. The address of the principal business and the principal office of Capgemini NA is c/o Corporation Services Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 10808. To the best of each Capgemini Entity’s knowledge, the name, business address, present principal occupation or employment and citizenship of each director and executive officer of each Capgemini Entity is set forth in Schedule A hereto.

Cap Gemini, together with its consolidated subsidiaries (the “Capgemini Group”), is a global provider of consulting and information services. The Capgemini Group offers a range of services harmoniously coordinated around its four disciplines, including consulting, technology, outsourcing and local professional services. These services extend from the drawing up of strategies to the maintenance of information systems. The Capgemini Group is headquartered in Paris, France and has operations in North America, Europe and Asia.

During the last five years, none of the Capgemini Entities nor, to the best of its knowledge, any other person controlling any of the Capgemini Entities or any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Capgemini NA funded the purchases of Shares and warrants pursuant to the Share Purchase Agreements with its cash on hand.

Item 4. Purpose of Transaction.

On October 26, 2006, Cap Gemini, Capgemini Financial Services, Inc., a corporation organized under the laws of the State of Delaware and a wholly-owned subsidiary of Capgemini NA (“Capgemini FS”) and Kanbay entered into an Agreement and Plan of Merger (the “Merger Agreement”) whereby Cap Gemini agreed to acquire Kanbay for $29.00 per Share (the “Merger”). The Merger is subject to the approval of Kanbay’s stockholders and the satisfaction or waiver of certain other conditions as more fully set forth in the Merger Agreement.

In order to facilitate the Merger, during negotiations over the terms of the Merger Agreement, Cap Gemini requested that Kanbay grant Cap Gemini permission to enter into agreements to purchase shares in Kanbay with certain of its core stockholders. On October 17, 2006, Cap Gemini and Kanbay had executed a 30-day exclusivity arrangement and a six-month standstill arrangement (the “Exclusivity and Standstill Agreement”). The Exclusivity and Standstill Agreement required that Cap Gemini refrain from acquiring or offering to acquire in excess of 4.9% of the outstanding Kanbay common stock, but it specifically acknowledged and permitted Cap Gemini to continue to discuss its need for arrangements for documenting support for the Merger by key Kanbay stockholders (specifically, Raymond Spencer, Cyprian D’Souza, Douglas Morriss, Donald Caldwell, and HSBC), provided that any such support arrangements were to be entered into only if the Kanbay board of directors approved the proposed transaction. The Kanbay board voted to grant Cap Gemini a waiver under the Exclusivity and Standstill Agreement to permit Cap Gemini to acquire up to 14.9% of Kanbay’s outstanding shares from Household Investment Funding Inc. (“HIF”), a Delaware corporation and a subsidiary of HSBC Holdings plc, and the following funds managed by Cross Atlantic Capital Partners, Inc.: the Co-Investment 2000 Fund, L.P. (the “Co-Investment Fund”) and the Cross Atlantic Technology Fund II, L.P. (the “XAT Fund II”).

Accordingly, on October 26, 2006, Cap Gemini and Capgemini NA entered into a share purchase agreement with HIF (the “HIF Share Purchase Agreement”) whereby HIF agreed to sell to Capgemini NA:

•	4,532,240 Shares at a price of $29.00 per Share, which is the per Share consideration being offered by Cap Gemini to all Kanbay stockholders in connection with the Merger;
•	223,524 warrants issued pursuant to the Class A Common Stock Purchase Warrant dated July 27, 2004 at a price of $25.6446 per warrant; and
•	372,540 warrants issued pursuant to the Warrant to Purchase Common Stock No. CA-002 dated July 27, 2004 at a price of $21.36 per warrant.

The purchase price for the warrants is equal to the excess of $29.00 per Share over the per Share exercise price of each such warrant. The aggregate purchase price for the Shares and warrants sold pursuant to the HIF Share Purchase Agreement is $145,124,597.97.

Furthermore, on October 26, 2006, each of Co-Investment Fund and XAT Fund II entered into a separate Share Purchase Agreement with Cap Gemini and Capgemini NA (the “Co-Investment Fund Share Purchase Agreement” and the “XAT Fund II Share Purchase Agreement,” respectively, and collectively with the HIF Share Purchase Agreement, the “Share Purchase Agreements”) whereby:

•	The Co-Investment Fund agreed to sell 724,872 Shares to Capgemini NA at a price of $29.00 per Share; and
•	XAT Fund II agreed to sell 125,547 Shares to Capgemini NA at a price of $29.00 per Share.

The aggregate purchase price for the Shares sold pursuant to the Co-Investment Fund Share Purchase Agreement and the XAT Fund II Share Purchase Agreement is $24,662,151.

The completion of the Share Purchase Agreements was subject to, among other conditions, the expiry of the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), which waiting period expired on November 14, 2006. Completion under the Share Purchase Agreements occurred on November 21, 2006.

The primary intention of the Capgemini Entities is to effect the Merger and acquire control of Kanbay. The Capgemini Entities intend to retain the Shares they acquired pursuant to the Share Purchase Agreements and to vote the Shares in favor of the Merger at the Kanbay stockholders meeting called to approve the Merger. The Capgemini Entities reserve the right to increase, decrease or dispose of their holdings of Shares, prior to the effective date of the Merger, in one or more open market or in privately negotiated transactions or otherwise, subject to applicable regulatory and contractual restrictions.

Unless otherwise specified, the description of the following terms and conditions of the Share Purchase Agreements applies equally to the Share Purchase Agreement entered into separately by each of HIF, the Co-Investment Fund and XAT Fund II, on the one hand as sellers, and Capgemini NA, as buyer.

The parties to the Share Purchase Agreements agreed that in the event that the Merger is not consummated and a transaction is completed pursuant to which Cap Gemini receives (directly or indirectly) consideration for the Shares and the warrants, where applicable, sold by each of HIF, the Co-Investment Fund and XAT Fund II to Capgemini NA, which exceeds the price paid by Capgemini NA, Capgemini NA will pay to each such seller 50% of the excess of such consideration over the price paid by Capgemini NA to each such seller.

Under each Share Purchase Agreement, the applicable seller agreed to be bound by a “no solicitation” provision that provides that such seller may not:

•	solicit, initiate or knowingly encourage, facilitate or induce any inquiry with respect to, or the making submission or announcement of, any acquisition proposal (as described below);
•

participate or engage in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to an acquisition proposal or take any other action to knowingly encourage or facilitate any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to, any acquisition proposal;

•	approve, endorse, recommend or make or authorize any statement, recommendation or solicitation in support of any acquisition proposal; or
•

execute or enter into, or propose to execute or enter into, any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any acquisition proposal or transaction contemplated thereby.

The definition of “acquisition proposal” in each Share Purchase Agreement is any offer or proposal with respect to Kanbay or certain of its subsidiaries relating to any of the following:

•	the acquisition by a third party or group unrelated to Cap Gemini of more than a 15% interest in the total outstanding voting securities;
•

any tender offer or exchange offer that would result in a third party or group unrelated to Cap Gemini beneficially owning securities representing 15% or more of the total outstanding voting securities;

•	any merger, consolidation, business combination or similar transaction;
•

any sale, lease (other than in the ordinary course of business consistent with past practice), exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition or disposition of more than 15% of Kanbay’s consolidated assets; or

•	any liquidation or dissolution of Kanbay.

This “no solicitation” obligation terminates upon:

•	the Merger becoming effective;
•	the Merger Agreement having been validly terminated by Cap Gemini or by Kanbay under certain conditions;
•

the Merger Agreement and the Merger having been submitted to Kanbay’s stockholders at a duly convened meeting of the stockholders for the purpose of approving and adopting the Merger Agreement and the Merger and the required approval of Kanbay’s stockholders contemplated by the Merger Agreement not having been obtained by reason of the failure to obtain the required vote at such meeting or at any adjournment thereof.

HIF also agreed that it would not issue a public statement that HIF supports any other acquisition proposal and agreed to waive its right to terminate its consulting agreement with Kanbay, which will be triggered when Kanbay merges with Capgemini FS.

References to, and descriptions of, the Merger Agreement and each of the Share Purchase Agreements, as set forth above in this Item 4, are qualified in their entirety by reference to the copies of the Merger Agreement and each of the Share Purchase Agreements included as Exhibits 1, 2, 3 and 4, respectively, to this Schedule 13D and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer.

(a)-(b)          The number of Shares and warrants beneficially owned as of the date hereof by Cap Gemini NA is 5,382,659 and 596,064, respectively. In the aggregate, these Shares and, upon exercise in full of the warrants, the warrants constitute, based on the number of Shares and warrants outstanding on October 24, 2006, as represented by Kanbay in the Merger Agreement, 14.7% of Kanbay’s outstanding Shares.

Number of shares as to which Cap Gemini has:

•	sole power to vote or to direct the vote: 0
•	share power to vote or to direct the vote: 5,978,723
•	sole power to dispose or to direct the disposition of: 0
•	share power to dispose or to direct the disposition of: 5,978,723

Cap Gemini shares voting and dispositive authority over the 5,382,659 shares and the 596,064 warrants with Capgemini NA as Capgemini NA is a wholly owned subsidiary of Cap Gemini.

Number of shares as to which Capgemini NA has:

•	sole power to vote or to direct the vote: 0
•	share power to vote or to direct the vote: 5,978,723
•	sole power to dispose or to direct the disposition of: 0
•	share power to dispose or to direct the disposition of: 5,978,723

Capgemini NA shares voting and dispositive authority over all the shares and warrants it beneficially owns with Cap Gemini, as Capgemini NA is a wholly owned subsidiary of Cap Gemini.

(c)          Other than as set forth in this Item 5, to the best of each Cap Gemini Entity’s knowledge as of the date hereof (1) none of the Cap Gemini Entities nor any subsidiary or affiliate of any of the Cap Gemini Entities nor any of the Cap Gemini Entities’ directors or executive officers, beneficially owns any Shares or warrants and (2) there have been no transactions in the Shares or warrants effected during the past 60 days by any of the Cap Gemini Entities, nor to the best of each Cap Gemini Entity's knowledge, by any subsidiary or affiliate of any of the Cap Gemini Entities or any of the Cap Gemini Entities’ directors or executive officers.

(d)          The parties to the Share Purchase Agreements agreed that in the event that the Merger is not consummated and a transaction is completed pursuant to which Cap Gemini receives (directly or indirectly) consideration for the Shares and the warrants, where applicable, sold by each of HIF, the Co-Investment Fund and XAT Fund II to Capgemini NA, which exceeds the price paid by Capgemini NA, Capgemini NA will pay to each such seller 50% of the excess of such consideration over the price paid by Capgemini NA to each such seller. Other than as described in the preceding sentence, no person is known by any of the Cap Gemini entities to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares and warrants obtainable by Capgemini NA upon consummation of the Share Purchase Agreements.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best of each Cap Gemini Entity’s knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities of Kanbay.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Agreement and Plan of Merger dated as of October 26, 2006 by and among Cap Gemini SA, Capgemini Financial Services, Inc. and Kanbay International, Inc.

Exhibit 2 – Share Purchase Agreement dated as of October 26, 2006 by and among Cap Gemini SA, Capgemini North America, Inc. and Household Investment Funding Inc.

Exhibit 3 – Share Purchase Agreement dated as of October 26, 2006 by and among Cap Gemini SA, Capgemini North America, Inc. and the Co-Investment 2000 Fund, L.P.

Exhibit 4 – Share Purchase Agreement dated as of October 26, 2006 by and among Cap Gemini SA, Capgemini North America, Inc. and Cross Atlantic Technology Fund II, L.P.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November	, 2006

CAP GEMINI SA

By:	/s/ Paul Hermelin
Name: Paul Hermelin
Title: Group Chief Executive Officer

CAPGEMINI NORTH AMERICA, INC.

By:	/s/ Paul Hermelin
Name: Paul Hermelin
Title: Chairman and Chief Executive Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

Cap Gemini SA

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Cap Gemini SA are set forth below. If no business address is given, the director's or officer's business address is Cap Gemini SA’s address. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Cap Gemini SA.

Name and Citizenship	Present Principal Occupation and Business Address
Directors
Serge Kampf French	Chairman of the Board of Directors
Paul Hermelin French	Director and Chief Executive Officer
Michel Jalabert French	Director
Bruno Roger French	Director
Rudolf Van Ommeren Dutch	Director
Terrence Ozan American	Director
Philip Laskawy American	Director
Jean-Rene Fourtou French	Director
Yann Delabriere French	Director
Daniel Bernard French	Director
Thierry De Montbrial French	Director

Name and Citizenship	Present Principal Occupation and Business Address
Executive officers (Who are not directors)
Henk Broeders Dutch	Member of the Executive Committee (Northern Europe and Asia-Pacific)
Pierre-Yves Cros French	Member of the Executive Committee (Strategy)
Philippe Donche-Gay French	Member of the Executive Committee (France and Technology Services Global Coordination)
Nicolas Dufourcq French	Member of the Executive Committee (Chief Financial Officer)
Alain Donzeaud French	Member of the Executive Committee (General Secretary and Human Resources)
Philippe Grangeon French	Member of the Executive Committee (Communications)
Patrick Nicolet Swiss	Member of the Executive Committee (Global Sales and Alliances)
Luc-François Salvador French	Member of the Executive Committee (Local Professional Services (Sogeti))
Paul Spence American	Member of the Executive Committee (Outsourcing)
Salil Parekh Indian	Member of the Executive Committee (North America)
Antonio Schnieder German	Member of the Executive Committee (Southern Europe and Consulting Services Global Coordination)
Gilles Taldu French	Member of the Executive Committee (Global Delivery)
Didier Bonnet French	Telecom, Media & Entertainment Sector

Philippe Christelle French	Internal Audit
Stanislas Cozon French	Public Sector
Jean-Pierre Durant des Aulnois French	Operational Control
Bernard Helders Dutch	Manufacturing, Retail & Distribution Sector
Bertrand Lavayssière French	Financial Services Sector
Colette Lewiner French	Marketing, and Energy & Utilities Sector

Capgemini North America, Inc.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Capgemini North America, Inc. are set forth below. If no business address is given, the director's or officer's business address is Capgemini North America, Inc.’s address. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Capgemini North America, Inc.

Name and Citizenship	Present Principal Occupation and Business Address
Directors
Paul Hermelin French	Director – Chairman of the Board of Directors and Chief Executive Officer
Alain Danzeaud French	Director
Serge Kampf French	Director

Name and Citizenship	Present Principal Occupation and Business Address
Executive officers (Who are not directors)
None

Exhibit Number		Description
1	–	Agreement and Plan of Merger dated as of October 26, 2006 by and among Cap Gemini SA, Capgemini Financial Services, Inc. and Kanbay International, Inc.
2	–	Share Purchase Agreement dated as of October 26, 2006 by and among Cap Gemini SA, Capgemini North America, Inc. and Household Investment Funding Inc.
3	–	Share Purchase Agreement dated as of October 26, 2006 by and among Cap Gemini SA, Capgemini North America, Inc. and the Co-Investment 2000 Fund, L.P.
4	–	Share Purchase Agreement dated as of October 26, 2006 by and among Cap Gemini SA, Capgemini North America, Inc. and Cross Atlantic Technology Fund II, L.P.